UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

8 November 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

American Eagle Energy Inc.

File No. 333-143626 -- CF# 27299

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American Eagle Energy Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 18, 2011, as amended on August 25, 2011, and October 11, 2011.

Based on representations by American Eagle Energy Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.26	through August 31, 2016
Exhibit 10.27	through August 31, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel